Mail Stop 4561

November 3, 2008

Mr. Rodney E. Schwatken
Chief Financial Officer
NovaStar Financial, Inc.
8140 Ward Parkway, Suite 300
Kansas City, MO 64114

> **Re: NovaStar Financial, Inc.**
> **Form 10-K for the Year Ended December 31, 2007**
> **Forms 10-Q for the Quarters Ended March 31, 2008 and June 30, 2008**
> **File No. 1-13533**

Dear Mr. Schwatken:

We have read your supplemental response letter dated September 29, 2008 and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-Q for the Period Ended June 30, 2008

Note 3. Mortgage Loans – Held in Portfolio, page 11

1.   We note your response to prior comment 1. Please tell us how you considered the guidance in paragraph 9 of FSP FAS 140-2 in your analysis of the NHES 2007-1 securitization. Specifically, we note that paragraph 9 states that the requirements of paragraphs 40(b) and 40(c) of SFAS No. 140 must be met when beneficial interests are initially issued by the qualifying SPE or when a passive derivative financial instrument needs to be replaced upon the occurrence of a specified event outside the control of the transferor, its affiliates, or its agents. In addition, please

provide your analysis under paragraph 40(b) of SFAS No. 140 both at inception and as of June 30, 2008.

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Please respond to these comments within 10 business days by filing your response letter on EDGAR or tell us when you will provide us with a response. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Jonathan Wiggins at (202) 551-3694 or me at (202) 551-3782 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Jessica Barberich
Staff Accountant